Exhibit 99.1

September 11, 2012	News Release 12-15

SILVER STANDARD REPORTS SILVER AND ZINC MINERALIZED
INTERCEPTS FROM THREE TARGET AREAS AT PIRQUITAS

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI, TSX: SSO) (“Silver Standard” or the “Company”) reported silver and zinc mineralized intercepts from three target areas at its Pirquitas mine in Jujuy, Argentina. Select assay results for the recently completed drill holes include:

Cortaderas Breccia Target:

DDH-238: 27 meters at 202 g/t Ag and 9.8% Zn
DDH-241: 164 meters at 97 g/t Ag and 3.9% Zn
DDH-243: 23 meters at 388 g/t Ag and 9.7% Zn

Oploca Vein Depth Extension:

DDH-244: 0.6 meters at 7,600 g/t Ag and 16.9% Zn
2.5 meters at 469 g/t Ag and 2.5% Zn
2.0 meters at 2,280 g/t Ag and 0.1% Zn
DDH-247: 1.65 meters at 119 g/t Ag and 7.3% Zn

Portal Drilling Target:

DDH-237: 7 meters at 426 g/t Ag and 1.6% Zn
DDH-239: 16 meters at 61 g/t Ag and 4.4% Zn

Ron Burk, Vice President of Exploration, commented: “These drill results demonstrate that the Cortaderas Breccia deposit extends beyond the eastern limits of the Inferred Mineral Resource reported last November. Specifically, holes DDH-238, DDH-241 and DDH-243 were drilled, respectively, 50, 75 and 110 meters to the east of DDH-2301, and contain significant silver and zinc mineralization.”

The Company has also received assay results for four drill holes located between the southern edge of the San Miguel open-pit and the Oploca vein system. The mineralized intercepts in drill holes DDH-244, DDH-245 and DDH-247 are interpreted to be intersections of the Oploca vein system between 200 and 250 meters below the historic underground workings2. These results indicate that a resource target exists at Oploca with an east-west dimension of at least 200 meters and a vertical extent of about 250 meters.

_____________________________________________
1 Drill hole DDH-230 was reported in a previous Silver Standard news release (July 25, 2012).
2 Historic underground mining exploited the high-grade Oploca mineralization for less than 100 meters of strike length and about 75 meters vertically.

Silver Standard also received encouraging assay results from drill holes that tested the Portal Drilling Target, a gravity survey anomaly centered approximately 200 meters south-west of the San Miguel open-pit. As shown in Table 1, three of the reported four holes encountered silver-bearing sulphide mineralization. Given the success in applying the gravity-based method of geophysical surveying to detect buried sulphide mineralization at Pirquitas, the Company has commissioned a second phase of gravimetrics surveying over the eastern portion of the mine property.

As announced in July, the Company recently accelerated its Pirquitas drilling program by adding a third drilling rig. As of September 6th, the Company had completed approximately 34,000 meters of an expanded 40,000-meter drilling program on the property. The drill program is designed to increase Silver Standard’s previously estimated Cortaderas Valley and Cortaderas Breccia Inferred Mineral Resources as described in our NI 43-101 compliant technical report dated December 23, 2011. Periodic updates will be provided as assay results become available.

Details of the mineralized drill hole intervals reported in the news release are presented in Table 1, with the locations of the holes shown in Figure 1. The reported drill holes in the Cortaderas Breccia target area are oriented at shallow angles to the inferred plunge orientation of the mineralized breccia body. The current drilling program includes drill holes that will intersect the mineralized breccia zone at orientations that are expected to enable the Company to estimate the true dimensions of the body. Note also that only four of the six new Cortaderas Breccia drill holes (DDH-234, DDH-236, DDH-238 and DDH-241) contain complete assay results. Some assay results are pending for the remaining drill holes in the Cortaderas Breccia target area.

Table 1: Mineralized intervals from drill holes

Hole No.	Target Area	From (m)	To (m)	Length (m)	Ag g/t	Zn %
DDH-230	Cortaderas Breccia	188.00	214.00	26.00	84.8	4.6
		297.00	330.00	33.00	118.4	6.2
		338.00	354.00	16.00	56.9	4.3
		380.80	404.56	23.76	1,763.7	4.9
		435.92	490.00	54.08	798.3	15.6
DDH-234	Cortaderas Breccia				nsi[3]	nsi[3]
DDH-235	Portal Drilling Target	384.00	388.38	4.38	280.7	11.6
DDH-236	Cortaderas Breccia	107.00	112.00	3.04	124.9	12.2
DDH-237	Portal Drilling Target	523.50	530.00	6.50	425.5	1.6
DDH-238	Cortaderas Breccia	190.86	215.60	24.74	135.0	3.5
		232.00	244.00	12.00	81.0	3.3
		257.74	279.52	21.78	57.9	5.0
		286.35	292.00	5.65	112.9	5.9
		300.30	323.45	23.15	41.1	4.0
		343.00	370.00	27.00	201.8	9.8
		388.00	412.00	24.00	56.1	4.1
DDH-239	Portal Drilling Target	310.55	326.68	16.13	61.2	4.4
		561.38	567.00	5.62	58.1	6.8
DDH-240	Cortaderas Breccia	109.00	112.80	3.80	74.4	7.0
		168.00	175.95	7.95	76.8	7.8
DDH-241	Cortaderas Breccia	183.33	188.50	5.17	90.8	7.6
		192.87	216.50	23.63	153.9	5.1
		291.00	455.00	164.00	97.2	3.9
	including	411.00	455.00	44.00	220.0	5.2
DDH-242	Portal Drilling Target				nsi[3]	nsi[3]
DDH-243	Cortaderas Breccia	428.00	451.28	23.38	388.0	9.7
DDH-244	Oploca Depth Extension	331.05	331.65	0.60	7,600.0	16.9
		336.06	338.60	2.54	468.8	2.5
		363.00	365.00	2.00	2,280.0	0.1
DDH-245	Oploca Depth Extension	286.66	288.51	1.85	53.0	9.8
		297.00	298.00	1.00	31.0	10.1
		301.37	301.76	0.39	39.0	>30.0
DDH-246	Cortaderas Breccia	392.00	396.00	4.00	671.8	4.9
DDH-247	Oploca Depth Extension	305.35	307.00	1.65	119.0	7.3
		317.00	320.03	3.03	94.5	5.9
		323.00	324.00	1.00	50.4	8.0
		327.00	328.00	1.00	2.4	8.8

Notes:

1.	DDH-230 was reported in a previous news release (July 25, 2012).
2.

Cortaderas Breccia drill holes are oriented at shallow angles to the inferred plunge orientation of the mineralized breccia body. The mineralized intercepts are not true thicknesses, which are to be determined with follow-up drilling.

3.	nsi means “no significant intersections”.
4.	The assay data presented in Table 1 have not been capped (top-cut).
5.	Reported intervals were selected above a 20 g/t Ag cut-off.
6.	Complete assay results have been received for drill holes DDH-230, DDH-234, DDH-236, DDH-238 and DDH-241. All other drill holes reported in this table have assays pending.

Figure 1: New drill holes described in Table 1

pre-2012 Drill holes
2012 Drill holes
250 m
N
DDH-236
DDH-231
DDH-240
DDH-241
DDH-230
DDH-243
DDH-238
DDH-234
Cortaderas Breccia
Inferred Ag-Zn Resource
DDH-246
Portal drilling target
(gravity 'high'
geophysical anomaly)
DDH-235
DDH-237
DDH-247
DDH-245
DDH-244
DDH-239
DDH-242
Oploca Depth Extension
drilling target

Source: Silver Standard Resources

Jeremy Vincent, B.Sc. (Hons.), P.Geo., Senior Geologist, for Silver Standard, is a Qualified Person (QP) as defined in National Instrument 43-101 and has approved the technical information in this news release. Standard drill hole core logging and sampling techniques were used. All drill hole core samples were submitted for preparation and analysis by ALS Chemex at its facilities in Mendoza, Argentina. All samples were analyzed using ‘near total’ four acid digestion followed by 34 element atomic emission ICP spectroscopy. Over limit Ag (>200 g/t) and Zn (>10%) grades were re-analyzed using a four acid digestion with an AAS finish. Ag grades still over limit (>1,500 g/t) were analyzed by fire assay with a gravimetric finish. Silver Standard employs a rigorous QA/QC program, which includes real-time assay quality monitoring through the frequent insertion of blanks, duplicates, and certified reference standards, the submission of samples to an independent third party laboratory, as well as reviewing laboratory-provided QA/QC data.

SOURCE: Silver Standard Resources Inc.

Contact:

Steve Hards
Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. Toll Free: (888) 338-0046
All others: (604) 689-3846
E-mail: invest@silverstandard.com

Silver Standard’s current NI 43-101 Technical Report on the Pirquitas Mine, effective date December 23, 2011, is filed with SEDAR and on the Company’s website.

Cautionary Statements on Forward-Looking Information: Statements in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within Canadian securities laws (collectively "forward-looking statements"), such as statements regarding the drilling campaign and mineralization and economic prospects of the Company’s projects, mineral reserve and mineral resource estimates, estimates and expectations of future mineral production and costs per ounce of silver at the Pirquitas Mine, future plans or future revenues, and the timing of development or potential expansion or improvements at the Company’s operations. Forward-looking statements are statements that are not historical facts and are often identified by such words as "estimates", "expects", "plans", "intends" or variations thereof, or stating that certain actions or results "may", "could", “should”, "might" or "will" be taken, occur or be achieved. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, inherent risks involved in the exploration of mineral properties; the uncertainties related to resource estimates and interpreting drilling results and other geological data; the uncertainty that a mineral resource will be estimated from drilling results or that a mineral resource will be converted to a mineral reserve; changes in prices for the Company’s mineral products or increases in input costs; variances in ore grade; mill throughput, or recovery rates from those assumed in mining plans; changes in global or country-specific economic conditions or financial markets; litigation, tax, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which Silver Standard may carry on business; labour relations matters; technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities; and changing foreign exchange rates, all of which are described more fully in the Company's most recent Form 20-F, and in the Management Discussion and Analysis and in other filings with the Securities and Exchange Commission and Canadian regulatory authorities.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

The TSX has neither approved nor disapproved of the information contained herein.

To receive Silver Standard’s news releases by e-mail, contact Investor Relations at invest@silverstandard.com or call (888) 338-0046